September 20, 2018

Shui-Yi Kuo
Chief Financial Officer
Chunghwa Telecom Co., Ltd.
21-3 Hsinyi Road, Section 1
Taipei, Taiwan
Republic of China

       Re: Chunghwa Telecom Co., Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 27, 2018
           File Numbe 001-31731

Dear Mr. Kuo:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Financial Statements
Note 3. Summary of Significant Accounting Policies
Basis of Consolidation, page F-11

1.    Please explain to us in detail your basis under IFRS 10 for consolidating
Senao
      International Co., Ltd. ("SENAO"). In this regard, we note your statement that Chunghwa remains in control over SENAO's relevant activities despite only holding four out of nine seats on the Board of Directors. Please explain these relevant activities and the existing rights that give Chunghwa the power to direct them. Tell us the extent that you are relying upon decision-making rights delegated to the Company from the large beneficial stockholders and explain the nature of these arrangements. Also, explain the facts and
 Shui-Yi Kuo
Chunghwa Telecom Co., Ltd.
September 20, 2018
Page 2
         circumstances concerning the other investors in SENAO and any relevant rights held by them.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Senior Staff Accountant, at 202-551-3684 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have any questions.



FirstName LastNameShui-Yi Kuo                               Sincerely,
Comapany NameChunghwa Telecom Co., Ltd.
                                                            Division of
Corporation Finance
September 20, 2018 Page 2                                   Office of
Telecommunications
FirstName LastName